FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Gold Mineralization 300 Metres Down-Plunge from Mineral Resources in Island Gold East

Toronto, Ontario (November 11, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization in the middle and lower portions of Island East. All reported drill widths are true width of the mineralized zones, unless otherwise stated.
•Island East Lower: high-grade gold mineralization significantly extended up to 300 metres (“m”) down-plunge from existing Inferred Mineral Resources in Island East (MH27-02). This confirms high-grade mineralization extends east of the most easterly diabase dyke in a previously untested area. This is the deepest hole drilled to date at Island Gold confirming high-grade gold mineralization extends well beyond Mineral Resources to a depth of more than 1,700 m. Wide, high-grade gold mineralization was also extended 50 m beyond the nearest Inferred Mineral Resource block and down-plunge from previously reported drill hole MH25-08 (71.21 g/t Au (39.24 g/t cut) over 21.33 m), the best hole drilled to date at Island Gold. New highlights include:
•15.86 g/t Au (10.74 g/t cut) over 16.04 m (MH25-10);
•15.76 g/t Au (15.76 g/t cut) over 10.82 m (MH25-11); and
•11.90 g/t Au (11.90 g/t cut) over 4.60 m (MH27-02).

•Island East Middle: underground exploration drilling continues to extend high-grade gold mineralization within the gap between Mineral Reserves and Resources in the upper and middle portions of Island East. New highlights include:
•12.03 g/t Au (12.03 g/t cut) over 8.26 m (840-602-23);
•9.65 g/t Au (9.65 g/t cut) over 7.16 m (840-608-09);
•14.24 g/t Au (13.88 g/t cut) over 3.77 m (840-602-29); and
•11.39 g/t Au (11.39 g/t cut) over 2.50 m (840-618-01A).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 185 g/t Au for the Island East Area.
“Ongoing exploration success at Island Gold continues to demonstrate the significant potential for further growth in Mineral Reserves and Resources. This included intersecting high-grade mineralization 300 metres beyond existing Mineral Resources in the deepest hole drilled to date at Island Gold. These results are in proximity to the planned shaft and highlight the tremendous upside potential beyond what was outlined in the Phase III Expansion study,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 to 3 at the end of this news release.
Island East
Surface Directional Drilling
Surface directional drilling continues to extend high-grade gold mineralization beyond Mineral Resource blocks in the lower portions of Island East (Figures 1 and 2). New highlights from the drilling program include (E1E-Zone) (Table 1):
•15.86 g/t Au (10.74 g/t cut) over 16.04 m (MH25-10);
•15.76 g/t Au (15.76 g/t cut) over 10.82 m (MH25-11);
•11.90 g/t Au (11.90 g/t cut) over 4.60 m (MH27-02); and
•9.07 g/t Au (9.07 g/t cut) over 2.12 m (MH27-01).

Drill holes MH25-10 (15.86 g/t Au (10.74 g/t cut) over 16.04 m) and MH25-11 (15.76 g/t Au (15.76 g/t cut) over 10.82 m) intersected wide, high-grade mineralization 50 m and 45 m beyond the nearest Inferred Mineral Resource block in Island East. These drill holes continue to extend gold mineralization down-plunge from drillhole MH25-08 (71.21 g/t Au (39.24 g/t cut) over 21.33 m), the best hole ever drilled at Island Gold, and drillhole MH25-04 (28.97 g/t Au (27.96 g/t cut) over 21.76 m) (both previously released; see press release dated June 15, 2021).
In addition, drill holes MH27-02 (11.90 g/t Au (11.90 g/t cut) over 4.60 m) and MH27-01 (9.07 g/t Au (9.07 g/t cut) over 2.12 m) intersected high-grade mineralization 300 m and 235 m from the nearest Inferred Mineral Resource block in Island East. Drillhole MH27-02 is the deepest hole drilled to date at Island Gold, intersecting high-grade mineralization at a depth of 1,717 m, well below existing Mineral Resources which extend to a depth of approximately 1,500 m. This also extended high-grade mineralization to within 200 m of the former Trillium Mining mineral tenure, reinforcing the strategic merit of acquiring Trillium and this property in December 2020.
Drill holes MH27-02 and MH27-01 targeted the main Island Gold zone to the east of a north-south trending diabase dyke which was emplaced along a pre-existing fault. The current geological interpretation, based on the initial holes, is that the zone appears to be displaced across the fault approximately 140 m to the north and closer to the planned shaft bottom. Additional drilling will be completed to confirm these intersections are within the same structure with the results to date highlighting the significant potential for further Mineral Reserve and Resource growth well below and down-plunge from existing Mineral Resources, and in closer proximity to planned infrastructure.

Underground Exploration Drilling
Underground drilling from the 840-level exploration drift continues to extend high-grade mineralization and close the gap between Mineral Reserves and Resources in the upper and middle portions of Island East (between depths of 800 m and 1,000 m) (Figure 3). New highlights include (E1E-Zone) (Table 2):
•12.03 g/t Au (12.03 g/t cut) over 8.26 m (840-602-23);
•9.65 g/t Au (9.65 g/t cut) over 7.16 m (840-608-09);

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•14.24 g/t Au (13.88 g/t cut) over 3.77 m (840-602-29); and
•11.39 g/t Au (11.39 g/t cut) over 2.50 m (840-618-01A).

Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources defined in the C Zone and E1E-Zone which constitute the main production horizons at the Island Gold Mine. Highlights of new intersections from underground and surface exploration drilling of parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (reported composite intervals are core lengths) (Tables 1 and 2):
•39.64 g/t Au (20.27 g/t cut) over 3.00 m (840-602-21); and
•10.28 g/t Au (10.28 g/t cut) over 7.05 m (840-530-02);

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Exploration Superintendent at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Alamos Gold maintains an internal QA/QC program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to AGAT laboratory in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Samples greater than 6.5 g/t Au are re-analyzed using gravimetric finish methods. AGAT is a certified laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The QA/QC procedures are more completely described in the Technical Report filed on SEDAR August 31, 2020.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, “focus”, "estimate", or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to surface and underground exploration drilling at the Island Gold mine, the estimation of Mineral Resources, exploration results, potential mineralization, changes in Mineral Resources and Mineral Reserves, Island Gold’s Phase III expansion and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation;

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employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase III Expansion Project at the Island Gold mine; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Surface and Underground Directional Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island East @ 185 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH25-10	E1E	Island East	1622.60	1641.20	18.60	16.04	15.86	10.74	1497
MH25-11	E1E	Island East	1642.07	1654.00	11.93	10.82	15.76	15.76	1532
MH27-01	E1E	Island East	1764.90	1767.60	2.70	2.12	9.07	9.07	1641
MH27-02	E1E	Island East	1824.45	1829.90	5.45	4.60	11.90	11.90	1717
840-530-02	Unknown	Main Island	155.75	162.80	7.05	--	10.28	10.28	990

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island East @ 185 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
340-580-15	E1E	Island East	185.70	190.30	4.60	2.34	5.20	5.20	432
840-584-04	E1E	Island East	151.40	156.10	4.70	3.37	5.77	5.77	883
840-584-05	E1E	Island East	208.20	214.50	6.30	3.82	4.62	4.62	961
840-590-03	E1E	Island East	227.90	232.60	4.70	2.31	7.52	7.52	989
840-590-07	E1E	Island East	174.55	177.70	3.15	2.20	12.01	12.01	929
840-602-21	E1E	Island East	169.15	176.00	6.85	4.04	6.04	6.04	942
840-602-23	E1E	Island East	146.10	157.80	11.70	8.26	12.03	12.03	911
840-602-24	E1E	Island East	208.00	213.10	5.10	2.11	3.44	3.44	983
840-602-28	E1E	Island East	184.30	189.00	4.70	3.48	4.67	4.67	959
840-602-29	E1E	Island East	153.00	161.80	8.80	3.77	14.24	13.88	920
840-608-09	E1E	Island East	148.32	156.34	8.02	7.16	9.65	9.65	903
840-618-01A	E1E	Island East	150.10	152.60	2.50	2.50	11.39	11.39	801
840-602-21	Unknown	Island East	183.00	186.00	3.00	--	39.64	20.27	949

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Table 3: Surface and underground directional drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
MH25-09	335	-80	712	692314	5351074	398	Cut from MH25-08 at 1037 m
MH25-10	335	-80	866	692314	5351074	398	Cut from MH25-09 at 1077 m
MH25-11	335	-80	1127	692314	5351074	398	Cut from MH25-06 at 699 m
MH26-04	339	-79	813	692210	5351208	394	Cut from MH26-03 at 933 m
MH26-05	339	-79	1142	692210	5351208	394	Cut from MH26-04 at 642 m
MH27-01	338	-76	2075	692344	5354146	392
MH27-02	338	-76	949	692344	5351146	392	Cut from MH27-01 at 1051 m
MH28-01B	253	-84	1651	692681	5351670	397	Cut from MH28-01A at 350 m
620-623-08	124	-55	558	691707	5352177	-209
620-623-09	124	-45	508	691707	5352177	-209
740-471-43A	110	-66	428	690297	5351608	-369	Cut from 740-471-43 at 408 m
840-530-01	178	-67	587	690848	5351794	-469
840-530-02	148	-63	630	690851	5351796	-466

Note: UTM mine surface elevation 382 m

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Table 4: UG Exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
340-580-15	169	-43	228	691267	5352110	72
340-580-16	148	40	117	691267	5352109	76
340-580-17	179	37	120	691266	5352109	75
620-623-13	152	-14	210	691707	5352177	-207
840-584-04	161	-17	246	691378	5351957	-457
840-584-05	154	-34	282	691378	5351957	-457
840-584-06	149	-21	238	691378	5351957	-457
840-590-02	152	-6	207	691441	5351957	-455
840-590-03	144	-41	270	691442	5351957	-456
840-590-07	151	-32	249	691441	5351957	-455
840-602-19	166	-18	192	691562	5351985	-453
840-602-21	151	-38	246	691560	5351985	-454
840-602-23	151	-30	213	691561	5351985	-453
840-602-24	166	-44	267	691560	5351985	-454
840-602-28	171	-42	246	691562	5351985	-452
840-602-29	173	-32	213	691560	5351985	-453
840-608-09	164	-27	198	691619	5352009	-452
840-618-01A	159	11	256	691696	5352056	-449
840-618-06	145	-31	282	691697	5352056	-451

Note: UTM mine surface elevation 382 m

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Figure 1: Island Gold Mine Longitudinal

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Figure 2: Island Gold Mine East Area Detailed Longitudinal – Surface Directional Drilling Results

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Figure 3: Island Gold Mine East Area Detailed Longitudinal – Underground Drilling Results

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